UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Sepracor Inc.

(Name of Subject Company)

Sepracor Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share, and the
Associated Preferred Stock Purchase Rights
(Title of Class of Securities)

817315104
(CUSIP Number of Class of Securities)

Andrew I. Koven, Esq.

Executive Vice President, General Counsel and Corporate Secretary
Sepracor Inc.

84 Waterford Drive
Marlborough, Massachusetts 01752

(508) 481-6700

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

William J. Grant, Jr. Russell L. Leaf Adam M. Turteltaub Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 728-8000 Facsimile: (212) 728-8111	Hal J. Leibowitz Susan W. Murley Lia Der Marderosian Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 Telephone: (617) 526-6000 Facsimile: (671) 526-5000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on September 15, 2009, by Sepracor Inc., a Delaware corporation (the “Company”), as amended or supplemented from time to time (the “Schedule 14D-9”).  The Schedule 14D-9 relates to the cash tender offer by Aptiom, Inc. (“Merger Sub”), a Delaware corporation and an indirect wholly-owned subsidiary of Dainippon Sumitomo Pharma Co., Ltd. (“Parent”), a company formed under the laws of Japan, to purchase all of the Company’s outstanding Shares at a price of $23.00 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Merger Sub’s Offer to Purchase dated September 15, 2009, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraphs to the end of Item 8:

“(n)  Expiration of the Subsequent Offering Period and Completion of Offer

Parent and the Company announced on October 20, 2009 the completion of the Offer.  The subsequent offering period expired at 5:00 p.m., New York City time, on Monday, October 19, 2009.  According to Computershare Trust Company, N.A., the depositary for the Offer, as of 5:00 p.m., New York City time, on Monday, October 19, 2009, a total of approximately 96,590,423 Shares were validly tendered and not properly withdrawn in the Offer, representing approximately 86.9% of all outstanding shares of Company common stock.  Merger Sub has accepted for payment all shares of Company common stock that were validly tendered in the Offer, and payment for such shares has been or will be made promptly, in accordance with the terms of the Offer.

Pursuant to the terms of the Merger Agreement, Merger Sub has exercised the Top-Up Option to increase its ownership to at least one share more than 90% of the number of shares of Company common stock outstanding (after giving effect to the issuance of the shares of Company common stock pursuant to the Top-Up Option).  As described in the Merger Agreement, the purchase price per share of Company common stock in respect of the Top-Up Option is equal to the Offer Price.  Parent has advised the Company that following the purchase of shares of Company common stock pursuant to the Top-Up Option, Merger Sub intends to promptly consummate the Merger under the short-form merger provisions of the DGCL and as described under the heading “Vote Required to Approve the Merger” of this Item 8, without any further action by or vote of the Company’s stockholders other than Merger Sub.  As described in the Merger Agreement, each Share that is issued and outstanding and that has not been accepted for payment pursuant to the Offer (other than any Shares held in the treasury of the Company and Shares owned by Parent, Merger Sub, any other subsidiary

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of Parent or any subsidiary of the Company, all of which will be cancelled) will, at the effective time of the Merger, be cancelled and, subject to the exercise of appraisal rights under the DGCL, converted into the right to receive $23.00 per Share, net to the stockholder in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the Offer.  Following the Merger, the Shares will no longer be listed on the Nasdaq Global Select Market and the Company will no longer have reporting obligations under the Securities Exchange Act of 1934.”

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.

(a)(14)	Press Release issued by the Company and Parent dated October 20, 2009.*

* Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEPRACOR INC.

By:	/s/ Andrew I. Koven

Name: Andrew I. Koven
Title: Executive Vice President, General Counsel and Corporate Secretary

Dated: October 20, 2009

Index to Exhibits

Exhibit No.

(a)(14)	Press Release issued by the Company and Parent dated October 20, 2009.*

* Filed herewith.